Exhibit 99.1

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2017

TSX: MPVD |NASDAQ: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

This Management’s Discussion and Analysis (“MD&A”) of May 10, 2017 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the MD&A for the year ended December 31, 2016, the unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2017 and the audited consolidated statements for the year ended December 31, 2016. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 – Interim Financial Reporting. Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, the interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	The Gahcho Kué Diamond Mine (“GK Mine”) declared commercial production on March 1, 2017 having achieved more than 70% of nameplate capacity of 8,226 tonnes per day over the proceeding 30-day period.

•	Mining of overburden, waste rock and ore in the 5034 open pit for the three months ended March 31, 2017 was approximately 7.7 million tonnes, with approximately 222,600 tonnes of ore stockpiled at period-end on a 100% basis.

•	For the three months ended March 31, 2017, the GK Mine treated approximately 492,000 tonnes of ore through the process plant and recovered approximately 867,000 carats on a 100% basis for an average grade of approximately 1.76 carats/tonne. This recovered grade is approximately 17% above budget for the first quarter. It remains unclear at this time whether or to what extent this positive grade variance will be sustainable. The Company’s attributable share of first quarter diamond production was approximately 424,830 carats.

•	In the eight months since commencing production ramp-up in August 2016 to completion of the third sale in March 2017, the Company sold a total of approximately 523,000 carats for total proceeds of US$40.4 million or approximately US$77 per carat. This represents the sale of diamonds produced during the pre-commercial production phase, and, importantly, includes proceeds received in 2016 from De Beers through the bidding for Fancy and Special diamonds, and will not be comparable to any quarterly operating results.

•	In the three months ended March 31, 2017, the Company conducted three sales through its diamond broker based in Antwerp, Belgium for a total of approximately 522,000 carats, which included Fancies and Specials. Proceeds of approximately US$37.7 million or an average of US$72 per carat were received by April 5, 2017. A portion of the third sale closed subsequent to the end of the quarter.

•	Gem and near-gem diamonds contributed approximately 96% of the diamond sales proceeds at an average price of US$118 per carat. The remaining 4% of proceeds came from industrial diamonds at an average price of US$7 per carat. Gem and near-gem diamonds represented approximately 57% of the first quarter sales by volume.

•	Participation at the Company’s first sales increased steadily over the quarter. The average run-of-mine prices increased by approximately 16% in the March sale over the January 2017 sale. Bids per parcel (approx. 115 parcels per sale) increased from an average of 8.1 in January to 10.4 in March. Fifty seven percent of the winning bidders were repeat customers indicating a high level of interest in the Gahcho Kué diamonds.

•	Subsequent to quarter end, on May 5, 2017 the Company closed its fourth sale at an average price of US$86 per carat, a 19% increase from the average first quarter realized price per carat. Bids per parcel at the fourth sale increased to 11.4 and 73% of the winning bidders were repeat customers confirming strong and growing interest in the Gahcho Kué diamonds. Approximately one-quarter of the run-of-mine production sold at the Company’s fourth sale was sourced from the 5034 Center lobe. This production shows a higher volume of white diamonds and also diamonds of a larger size compared with production from the upper portion of the 5034 NE lobe sold in the first quarter.

•	The GK Mine is still in the early stages of mining the upper portions of the 5034 deposit and the production sold during the first quarter was sourced primarily from the upper portion of the NE lobe of the 5034 kimberlite. The predominantly transitional tuffisitic kimberlite in this zone has a higher population of lower quality diamonds compared to the hypabyssal kimberlite found at depth at the NE lobe and also at the Center lobe. As a consequence, realized prices achieved during the first quarter were below the expected average for the 5034 kimberlite as a whole, but are expected to improve as more production is sourced from hypabyssal kimberlite at the Center lobe and deeper portions of the NE lobe. On April 25, 2017, the Company announced guidance of approximately US$70 to US$90 per carat as the expected realized diamond price for the remainder of 2017.

•	The Work in Progress (‘WIP’) inventory on hand on a 100% basis at March 31, 2017 was approximately 222,600 tonnes or approximately 258,000 carats at an estimated 1.16 carats per tonne. The estimated cost of WIP is approximately $7.3 million.

•	At March 31, 2017, the Company had drawn US$357 million from the Loan Facility. Commencing on March 31, 2017, the Company is subject to maintaining a cash call reserve account balance based upon certain budgeted amounts which will vary over the term of the Loan Facility. Approximately US$27.9 million was originally required to be deposited in the cash call reserve account on March 31, 2017. On March 27, 2017, the Company received a waiver deferring the requirement to fund the cash call reserve account to May 31, 2017. As conditions of the waiver, certain information must be furnished to the lenders by May 31, 2017 including: an updated financial model and life of mine plan; a diamond pricing valuation comparison between production to date and historic samples from April 2011 to be prepared by the lender’s independent diamond consultant; and a reconciliation of cumulative diamond production including a statistical comparison of total diamond carats, size and quality. Failure to comply with the requirements of the waiver constitute an event of default. Based on information received from De Beers Canada (the “Operator” or “De Beers”), the life of mine plan will not be ready until June and therefore the Company will seek an additional waiver before May 31, 2017. Management expects the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. To mitigate against this, management may seek alternative sources of financing. These conditions, until such time as they are resolved, indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The following table summarizes key operating highlights for the period ended March 31, 2017.

		Three months ended	Three months ended
		March 31, 2017	March 31, 2016

GK operating data
Mining
*Ore tonnes mined ¹	kilo tonnes	611	-
*Ore tonnes processed	kilo tonnes	492	-
*Waste tonnes mined ²	kilo tonnes	7,059	-
*Total tonnes mined	kilo tonnes	7,670	-
*Ore in stockpile	number of days	27	-

Processing
*Average plant throughput	tonnes per day	5,467	-
*Average diamond recovery	carats per tonne	1.76	-

Production and sales
*Diamonds produced ³	000's carats	867	-
Approximate diamonds produced - Mountain Province	000's carats	425	-
Approximate diamonds sold - Mountain Province[4]	000's carats	416	-
Average diamond sales price per carat	US	$ 72	$ -

* at 100%

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange and NASDAQ under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the GK Mine, located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement. The Company’s primary asset is its 49% interest in the GK Mine.

Physical construction of the GK Mine was substantially completed at June 30, 2016 and the commissioning of the plant took place during July 2016. Ramp-up to commercial production commenced on August 1, 2016 and commercial production was declared on March 1, 2017 after the GK mine achieved approximately 70% of nameplate capacity of 8,226 tonnes per day over a 30-day period.

Under the Gahcho Kué Joint Venture Agreement discussed below, commercial production for sunk cost repayment purposes is based on the first day after 30 days (excluding maintenance days) of achieving and maintaining 70% of designed production capacity. The $10 million sunk cost repayment on reaching commercial production was paid on March 31, 2017. The remaining principal balance of $24.4 million plus accumulated interest of $22.6 million is included in the sunk cost payable on the condensed consolidated interim balance sheet. For royalty purposes for the Government of the Northwest Territories, commercial production is based on the first day after 90 days of achieving 60% of designed production capacity, which was achieved on December 23, 2016.

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day. Mountain Province’s long term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth.

During the three months ended March 31, 2017, the Company held three of ten sales expected to take place during 2017. Sales are held approximately every five weeks during the year.

Revenue from diamond sales is recognized when the performance obligations are completed. Under the Company’s sales terms, the performance obligations are completed when payment has been received for diamonds by the Company or the Company’s agent and diamonds are delivered to the buyer by the Company or the Company’s agent. During March 2017, the sale was completed on March 29 and at March 31, US$6.6 million was received of the total US$13.7 million. The remaining balance was received during the first week of April.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The mine covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies – 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Under provisions of the 2009 agreement The Company will repay De Beers $59 million (representing 49% of the agreed sum of $120 million) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs.

To date the Company has paid $34.6 million of historic sunk costs, including $10 million paid on March 31, 2017.

Amounts remaining to be settled are as follows:

•	The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production. At March 31, 2017, accumulated interest is approximately $22.6 million plus the principal balance of $24.4 million is included in the sunk cost payable on the condensed consolidated interim balance sheet. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

2435386 Ontario Inc. has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the remaining repayments described above, if and when such payments become due.

The GK Mine has been successfully constructed and commissioned, and the Company has funded its 49% share of these costs. The underlying value and recoverability of the amounts shown in the consolidated financial statements for the Company’s Mineral Properties is dependent upon having access to necessary working capital and future profitable production.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee for their share of the security deposits issued. As at March 31, 2017, the Company’s share of the security deposits issued were $23,419 (December 31, 2016 - $23,419).

Gahcho Kué Capital Program

For the period, January 1, 2017 to February 28, 2017, funding of approximately $24.9 million (excluding management fee) was requested by the Operator. Included in this amount are ramp-up operating costs, working capital and the remaining original capital related costs. The Company funded from the Loan Facility approximately $12.5 million representing its proportionate share.

Gahcho Kué Production Forecast

Management expects that the GK mine will produce approximately 4.4 million carats for the year ended December 2017 and the Company expects to receive approximately 2.2 million carats, being its 49% share of production.

During 2017, the Company expects to sell approximately 2 million carats of diamonds, including pre-commercial production sales.

An update to 2017 production is expected to be completed by mid-year.

Gahcho Kué Mineral Reserve

On April 2, 2014, Mountain Province announced a Mineral Reserve estimate for the GK Mine. The Mineral Reserve is that part of the Indicated Resource contained in the open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. Mining has taken place at 5034 and the Gahcho Kué Mineral Reserve Summary estimate as of March 31, 2017, is summarized in Table 2 below.

Table 1

Gahcho Kué Mineral Reserves (as of March 31, 2017) (presented on a 100% basis)

Kimberlite Deposit	Classification	Tonnes	Carats	Grade
		Mt	Mct	Cpht
5034	Probable Reserve	12.3	21.4	174
Hearne	Probable Reserve	5.6	11.7	207
Tuzo	Probable Reserve	16.4	20.6	125
Summary	Probable Reserves	34.3	53.7	157

Notes:

(1) Mineral Reserves are reported at a bottom cut-off of 1.0 mm.
(2) Tonnes and carats are rounded to the nearest 100,000.
(3) Tuzo tonnes exclude 0.6 Mt of a granite raft and country rock breccia.

(4) Probable Reserves for 5034 are net of production that occurred in 2016 and Q1 of 2017.

(5) Mt = Million tonnes, Mct = Million carats, Cpht = Carats per hundred tonnes.

Diamond Outlook

In November 2016, the Indian government cancelled the country’s two largest denomination bank notes removing 86% of the cash from circulation. The impact on the global diamond market was severe. Approximately 80 percent of rough diamonds are cut and polished in India and much of the industry is cash-based. Demonetization had a significant impact on both demand for and pricing of rough diamonds in the first quarter of 2017. As liquidity has returned to the Indian diamond sector buyers have returned to the rough market, which is reflected in strengthening demand and pricing, including into the lower price point rough categories. Since the first quarter, Surat-based Indian manufacturers are reported to be operating at full capacity.

The first quarter of 2017 saw particular strong selling of rough diamonds by the world’s two largest producers, Alrosa and De Beers. De Beers’ sales volume increased by 74% to 14.1M carats against first quarter production of 7.4M carats. Alrosa’s sales increased by 17%, also to 14.1M carats against first quarter production of 8.9M carats. De Beers and Alrosa’s combined first quarter sales exceeded combined first quarter production by 58%. The very high volume of rough diamonds brought to the market in the first quarter negatively impacted the sales of new producers such as Mountain Province Diamonds, however this is seen as “one-time” event.

Helped by positive reports out of the March Hong Kong show of the Chinese market strengthening, and De Beers announcing a 25% reduction to the Sightholder boxes through 2017, it appears that positive momentum has carried through into April which is, traditionally, a quiet period in the market.

US jewelry sales are showing signs of strengthening with positive year-on-year sales growth reported in February and a 4% increase forecasted for 2017 [IDEX March 2017]. In addition, the Swiss Watch Federation reported an 18% increase in shipments to Hong Kong during March. This is the first such increase in 21 months and should provide much needed price support for smaller diamonds.

Despite the aforementioned, a degree of caution is still recommended in recognition of the relatively large quantity of rough brought onto the market in Q1, which included a US$720M January Sight – the largest in recent memory. Estimates for Q1 2017 sales volumes released by the major producers are expected to be in excess of US$3B – approximately 25% higher than the same period in 2016. The resultant polished from these goods will arrive on the polished market in H2 2017.

The polished market has yet to see sustained price increases that reflect those seen in the rough market during Q1 and continue to post flat to slightly negative results overall. The upcoming major jewelry shows in June and September will be important indicators of whether sustained, strengthened demand in the US and Asian markets can continue and the ability of the wholesale polished market to command higher prices.

Gahcho Kué Diamond Mine Update

Procurement Progress

As at March 31, 2017, procurement for the construction of the mine was 100% complete. During the quarter ended March 31, 2017, with the various equipment and construction material at site, the focus was on the close-out of the various procurement packages, which was expected to be completed in April 2017.

At March 31, 2017, the Operator of the GK Mine has issued and revised purchase orders of $1,053.5 million of the approved $1,056.5 million budget. Approximately $1,046.5 million of materials, equipment and services had been received leaving a balance of approximately $10 million to be received or incurred.

Mining

For the three months ended March 31, 2017, on a 100% basis, a total of 7.7 million tonnes of overburden, waste rock and ore had been extracted from the 5034 open pit, compared to a plan of approximately 8.6 million tonnes (90% of plan). A total of 556,000 tonnes of ore have been delivered to the stockpile compared to a plan of 563,000 tonnes (99%). From January 1, 2017 to March 31, 2017, 492,000 tonnes of kimberlite ore was processed with 867,000 carats (100% basis) being recovered at a grade of 1.76 carats per tonne.

At March 31, 2017, there was approximately 223,000 tonnes (100% basis) of stockpiled ore or approximately 258,000 carats on a 100% basis. Sufficient ore is available in the 5034 pit to meet the planned process throughput rate.

At March 31, 2017, the GK Mine had 345,978 carats on a 100% basis in inventory at the GK Mine and at the Diavik Diamond Mines Inc. (‘DDMI’) sorting facility based in Yellowknife. The Company had 148,429 carats on hand plus its 49% share of the 345,978 carats or 169,529 carats for a total of 317,958 carats available for sale inventory.

Diamond Sales

The Company undertook three sales of diamonds during the first quarter 2017 through its broker in Antwerp, Belgium, and a fourth sale was completed in May. Although the GK Mine declared commercial production on March 1st, all sales to date have been recorded against the mine construction costs rather than as revenue on the Company’s statement of comprehensive income (loss) as the diamonds sold were all recovered prior to the mine declaring commercial production.

The following table summarizes the results of each sale:

	Sale 1*	Sale 2	Sale 3**	Total Q1***	Sale 4
000's of carats sold	96	231	195	522	148
Gross proceeds (US$)	$ 6,423	$ 16,484	$ 14,794	$ 37,701	$ 12,729
Revenue/carat (US$)	$ 67	$ 71	$ 76	$ 72	$ 86

* Assuming the diamonds withdrawn were sold in sale 1 instead of sale 2.

** Although the diamond sale closed on March 29, 2017, US$13.7 million of the proceeds reflecting the sale of 194,000 carats was received during the first week of April.

*** Although 522,000 carats were sold, in accordance with IFRS only 416,000 carats could be recognized as sales proceeds in the quarter. The remaining 106,000 have been recognized subsequent to the quarter end. The portion of sales proceeds related to the 106,000 carats is approximately US$7.1 million of the US$37.7 million above.

The following table summarizes the revenue composition for the three sales above:

	% Volume	% Value	Sale price per carat (US$/ct)
Gem/ Near gem	57%	96%	118
Industrial/ Boart	43%	4%	7

The Company has experienced an increase in diamond prices with each sale to date which is a typical process as diamond cutters and polishers purchase rough diamonds and gain experience and understanding of the properties of the GK Mine diamonds during the cutting and polishing process and the resulting quality of the finished diamonds. In addition, the industry as a whole was only beginning to recover from the impacts of the Indian rupee demonization issue during the first quarter of 2017.

The Company also notes that a significant proportion of diamonds sold to date, including much of the higher quality product, have exhibited varying degrees of fluorescence which may be discounted by market participants compared to non-fluorescent diamonds. Although fluorescence was detected in the original diamond bulk sample and factored into revenue models, the markets tolerance for fluorescence varies from time to time depending on the strength of the general diamond market. In a stronger market, there is a higher tolerance for fluorescence and, consequently, less of a discount. The reverse is true in a weaker diamond market.

Another factor impacting realized prices was that production sold during the first quarter was sourced primarily from the upper levels of the Northeast Lobe of the 5034 kimberlite, which has a higher population of lower quality diamonds than the average for the whole 5034 kimberlite. As a consequence, realized prices achieved during the first quarter were below the expected average for the 5034 kimberlite as a whole, but are expected to improve as market conditions normalize and production is sourced from the Center Lobe of the 5034 kimberlite.

On that basis, on April 25, 2017, the Company issued revenue guidance for the remainder of the year of between US$70 and US$90 per carat which accounts for these factors and a normalization of our realized prices compared to market conditions.

Results of operations

The expenditures directly attributable to the development of the GK Mine are capitalized. The total budgeted cost to construct the mine was $1,019 million (excluding exchange rate movements, out-of-scope purchases and adjustments resulting from the quantitative risk analysis). The revised forecast is $1,093.6 million as discussed above.

The Company has funded its share of the remaining costs, associated fees, operating costs during the build-up to commercial production, which was declared on March 1, 2017. The Company, as discussed above, has held three sales of diamonds during the three months ended March 31, 2017 and expects to conduct another seven sales during 2017 or approximately every five weeks generating cash by selling its 49% share of the diamonds produced at the GK Mine.

FINANCIAL REVIEW

Three months ended March 31, 2017 compared to the three months ended March 31, 2016, expressed in thousands of Canadian dollars.

For the three months ended March 31, 2017, the Company recorded a net loss of $2,144 or $0.01 loss per share compared to $18,843 net income or $0.12 earnings per share for the same period in 2016. The main reason for the significant change was a foreign exchange gain of $4,229 in the three months ended March 31, 2017 compared to a $18,503 gain for the same period in 2016.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	March 31	December 31	September 30	June 30
	2017	2016	2016	2016
	$	$	$	$
Earnings and Cash Flow
Operating expenses	(3,428)	(2,479)	(1,426)	(1,204)
Net loss for the period	(2,144)	(8,305)	(5,387)	(352)
Basic and diluted loss per share	(0.01)	(0.05)	(0.03)	(0.00)
Cash flow from operating activities	(27,239)	1,911	(4,296)	(13,972)
Cash flow from investing activities	7,596	(63,276)	(16,404)	(36,689)
Cash flow from financing activities	30,974	36,527	32,539	59,271
Balance Sheet
Total assets	873,753	783,762	752,825	732,959

		Three months ended
	March 31	December 31	September 30	June 30
	2016	2015	2015	2015
	$	$	$	$
Earnings and Cash Flow
Operating expenses	(1,168)	(2,368)	(677)	(2,588)
Net income (loss) for the period	18,843	(10,248)	(26,590)	(5,760)
Basic and diluted earnings (loss) per share	0.12	(0.06)	(0.17)	(0.04)
Cash flow from operating activities	(1,654)	(1,592)	(369)	(1,587)
Cash flow from investing activities	(89,198)	(57,622)	(23,496)	(186,757)
Cash flow from financing activities	92,870	36,316	32,485	104,313
Balance Sheet
Total assets	693,923	582,848	553,299	510,358

COSTS AND EXPENSES

The costs and expenses, expressed in thousands of Canadian dollars for the three months ended March 31, 2017 compared to the three months ended March 31, 2016 are comparable except for the following:

Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended March 31, 2017 and 2016, respectively, were $3,428 and $1,168. The significant expenses included in these amounts for the three months ended March 31, 2017 and 2016 respectively were $1,666 and $Nil relating to selling and marketing and $408 and $17 relating to share-based payment expense. Selling and marketing expenses were incurred in 2017 due to the Company holding its first three sales. Share-based payment expense relates to the granting of 100,000 options to the newly appointed Chief Financial Officer of which 1/3 vested immediately and the remainder relates to vesting of RSUs and options previously granted.

Net finance (income) expenses

Net finance and other expenses (income) for the three months ended March 31, 2017 and 2016, respectively, were $3,763 and ($61). Included in these amounts for the three months ended March 31, 2017 and 2016 respectively were $3,838 and $85 relating to finance costs, $140 and $124 relating to accretion expense on decommissioning liability and ($216) and ($270) relating to interest income. Finance costs increased for the three months ended March 31, 2017 is due to interest expense incurred on the Loan Facility for the month of March 2017 being expensed due to declaration of commercial production. The increase in accretion expense on decommissioning liability is due to a higher decommissioning liability balance. The decrease in interest income is as a result of a lower average balance in the restricted accounts.

Derivative gains

Derivative gains for the three months ended March 31, 2017 and 2016, respectively, were $795 and $1,424. For the three months ended March 31, 2017, the overall derivative gains is attributed to the relative strengthening of the LIBOR rate, which has resulted in a derivative gain on the interest rate swap contracts. The overall derivative gains for the three months ended March 31, 2016, related to the foreign currency forward strip contracts.

Foreign exchange gains

Foreign exchange gains for the three months ended March 31, 2017 and 2016, respectively, were $4,229 and $18,503. The foreign exchange gains for the months ended March 31, 2017 is a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the Loan Facility and U.S. dollar cash balances to Canadian dollar at the spot rate at the period end. During the three months ended March 31, 2017, the spot exchange rate fell from $1.3427/US$1, at December 31, 2016, to 1.3299/US$1. The foreign exchange gains for the three months ended March 31, 2016 was also a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the Loan Facility and U.S. dollar cash balances to Canadian dollar at the spot rate at the period end. During the three months ended March 31, 2016, the spot exchange rate fell from $1.384/US$1, at December 31, 2015, to 1.2987/US$1.

INCOME AND RESOURCE TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

The development of the GK Mine is complete and commercial production was declared on March 1, 2017. The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine and may require the Company to write off costs capitalized to date. As discussed above, the Company arranged the necessary equity and Loan Facility to fund its share of the construction and commissioning costs of the GK Mine. The Company held its first sales of diamonds in January, February and March 2017 and will conduct sales approximately every five weeks thereafter.

Under the terms of the Company’s Loan Facility Agreement, the Company will be subject to funding of reserve accounts and certain financial covenants as discussed in Note 9 of the financial statements. The Loan Facility Agreement also contains material adverse effect clauses. In the absence of amendments or receipt of waivers, non-compliance with reserve funding requirements or other financial covenants, or the occurrence of a material adverse effect event, would be an event of default under the terms of the Loan Facility Agreement.

Commencing on March 31, 2017, the Company is subject to maintaining a cash call reserve account balance based upon certain budgeted amounts which will vary over the term of the Loan Facility. Approximately US$27.9 million was originally required to be deposited in the cash call reserve account on March 31, 2017. On March 27, 2017, the Company received a waiver deferring the requirement to fund the cash call reserve account to May 31, 2017. As conditions of the waiver, certain information must be furnished to the lenders by May 31, 2017 including:  an updated financial model and life of mine plan; a diamond pricing valuation comparison between production to date and historic samples from April 2011 to be prepared by the lender’s independent diamond consultant; and a reconciliation of cumulative diamond production including a statistical comparison of total diamond carats, size and quality. Based on information received from the Operator, the life of mine plan will not be ready until June and therefore the Company will seek an additional waiver before May 31, 2017. The failure to comply with any of the requirements of the waiver constitutes an event of default.

Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts (Note 9 of the financial statements). The table below describes the initial funding of minimum reserve balance requirements by quarter:

	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	Total
Cash call reserve account*	US $ 27,900	$ -	$ -	$ -	$ 27,900
Sunk cost reserve account**	-	43,000	-	-	43,000
Debt service reserve account	-	57,100	32,700	-	89,800
Environment reclamation reserve account	-	-	18,200	14,400	32,600
	US $ 27,900	$ 100,100	$ 50,900	$ 14,400	$ 193,300

*The amount was to be funded by March 31, 2017, however, as of March 27, 2017, the lenders provided a waiver indicating the amount is now to be funded by May 31, 2017.

** The sunk cost reserve account is to be funded by September 1, 2017.

Cash call reserve account minimum balance represents the cash calls expected to be paid to the Operator in the next three months.

Sunk cost reserve account minimum balance represents the total expected sunk cost payments to the Operator as described in note 8.

Debt service reserve account minimum balance represents the principal and interest payments on the loan facility expected to be paid to the lenders in the next nine months.

Environment reclamation reserve account minimum balance represents the Company’s share of all letters of credit issued and expected to be issued in the next nine months to any Government agency pursuant to any environmental or social permit.

At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account (Note 7 of the financial statements) to fund a portion of the above reserve accounts. Based on the delay in achieving commercial production and current market prices in the diamond industry, management believes the Company will not be able to comply with the requirement to fully fund these reserve accounts and may not comply with the other financial covenants in the Loan Facility.

Management expects the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, or a material adverse event occurs, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Further, management may seek alternative sources of financing. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Cash flow used in operating activities, including change in non-cash working capital for the three months ended March 31, 2017 were ($27,239) compared to ($1,654) for the same period in 2016. The increase is mainly as a result of the purchase of supplies inventory totalling approximately ($39,964) and accounts payable and accrued liabilities of $15,167.

Investing activities for the three months ended March 31, 2017 were $7,596 compared to ($89,198) for the same period in 2016. For the three months ended March 31, 2017, the outflow for the purchase of equipment and the expenditures directly related to the development of the GK Mine were $25,369 compared to $58,429 for the same period in 2016. Capitalized interest paid for the three months ended March 31, 2017 was $5,451 compared to $4,696 for the same period in 2016. Cash used for investing activities for the three months ended March 31, 2017 include $25,369 in property, plant and equipment, $5,451 for capitalized interest paid, offset by $31,828 in pre-production sales, $6,372 in restricted cash and $216 of interest income.

Financing activities for the three months ended March 31, 2017 were $30,974 compared to $92,870 for the same period in 2016. Cash flows from financing activities for the three months ended March 31, 2017, related to cash draws of US$25 million or approximately $32.4 million Canadian dollar equivalent from January 1, 2017 to March 31, 2017 from the Loan Facility, net of financing costs of approximately $3.0 million and proceeds from option exercises of $1,577. For the three months ended March 31, 2016, financing activities related to cash draws of US$73 million or approximately $94 million Canadian dollar equivalent from January 1, 2016 to March 31, 2016 from the Loan Facility, net of financing costs of approximately $1.2 million.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS RISKS

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

On March 31, 2017 and December 31, 2016, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $1,601 (December 31, 2016 - $1,659).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Funds from the Loan Facility (Note 9 of the financial statements) will be required to fund its share of the remaining capital and operating costs to commercial production of the GK Mine. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. As discussed in Note 1 of the financial statements, the Company does not expect to generate sufficient liquidity to fully fund the reserve accounts which are conditions of the Loan Facility. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other covenants, and is not successful in obtaining suitable waivers or amendments, or a material adverse event occurs, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Being able to comply with the covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts (Note 9 of the financial statements) estimated as follows for the period from April 1, 2017 to March 31, 2018:

Date additional funding is required	Funding requirements
September 2017	US $ 100,100
December 2017	50,900
March 2018	14,400

At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account (Note 7 of the financial statements) to fund a portion of the above reserve accounts. Based on the delay in achieving commercial production and current market prices in the diamond industry, management believes the Company will not be able to comply with the requirement to fully fund these reserve accounts and may not comply with the other financial covenants in the Loan Facility.

Management expects the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, or a material adverse event occurs, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Further, management may seek alternative sources of financing. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

As at March 31, 2017, the Company had drawn US$357 million or $474.8 million Canadian dollar equivalent from the US$370 million Loan Facility.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and interest rate swap contracts. The Company has entered into interest rate swaps to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. At March 31, 2017, the total Loan Facility drawn was US$357 million and interest rate swaps of US$256.5 million were in effect.

At March 31, 2017, a 100 basis point increase in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in a decrease to interest by approximately $5.83 million. A 100 basis point decrease in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in an increase to interest for the year ended March 31, 2017 by approximately $5.84 million.

Foreign currency risk

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the GK Mine are in Canadian dollars, but funded through the U.S. dollar Loan Facility (Note 9 of the financial statements). Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash and restricted cash denominated in U.S. dollar.

As at March 31, 2017, the Company had cash and restricted cash, amounts receivable, accounts payable and accrued liabilities, derivative assets (liabilities) and the Loan Facility that are in U.S. dollars. The Canadian dollar equivalent is as follows:

Cash	$ 1,642
Amounts receivable	8,776
Restricted cash	11,480
Derivative assets	129
Accounts payable and accrued liabilities	(414)
Derivative liabilities	(1,541)
Loan facility	(474,774)
Total	$ (454,702)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at March 31, 2017 would have resulted in an increase or decrease to net income for the three months ended March 31, 2017 of approximately $45.5 million.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE PERIOD

Effective March 1, 2017, upon declaring commercial production, the Company transitioned from accounting for certain costs as a development stage company to accounting for certain costs as an operating company. The significant financial reporting changes were as follows: the capitalized costs of the GK Mine were transferred from assets under construction to the relevant asset categories; certain assets began to be depreciated or depleted consistent with the Company’s accounting policies; capitalization of borrowing costs to assets under construction ceased; capitalization of pre-commercial production operating costs ceased; and mine operating results are recorded in the statement of comprehensive income (loss).

The new accounting policies adopted in the period, are as follows:

(a) Property, plant and equipment

Upon entering commercial production stage, capitalized costs associated with the acquisition of the mineral property or the development of the mine, are amortized using the various methods based in the asset categories as follows:

Corporate assets	two to seven years, straight line
Vehicles	three to five years, straight line
Production and related equipment	three to ten years or life of mine*, straight line or units of production method
General infrastructure	life of mine*, straight line
Earthmoving equipment	estimated hours
Mineral properties	units of production over proven and probable resources
Assets under construction	not depreciated until ready for use

*Life of mine is estimated at approximately 12 years.

(b) Inventories

Rough diamonds classified as finished goods comprise diamonds that have been subject to the sorting process. Rough diamond inventory is recorded at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis including production costs and value-added processing activity.

Stockpiled ore represents coarse ore that has been extracted from the mine and is available for future processing. Stockpiled ore value is based on the costs incurred in bringing ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

Supplies inventory are consumable materials which are measured at the lower of weighted average cost and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion. A write-down is made when the carrying amount is higher than net realizable value.

(c) Capitalized stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs. These amounts were capitalized under assets under construction.

It may be also required to remove waste materials and to incur stripping costs during the production phase of the mine. The Company recognizes a stripping activity asset if all of the below conditions are met:

•	It is probable that the future economic benefit (improved access to the component of the ore body) associated with the stripping activity will flow to the Company.
•	The Company can identify the component of the ore body for which access has been improved.
•	The costs relating to the stripping activity associated with that component can be measured reliably.

The Company measures the stripping activity at cost based on an accumulation of costs incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable costs.

After initial recognition, the stripping activity asset is carried at cost less depreciation and impairment losses in the same way as the existing asset of which it is a part.

The stripping activity asset is depreciated over the expected useful life of the identified components of the ore body that becomes more accessible as a result of the stripping activity using the units of production method.

(d) Revenue

The Company early adopted IFRS 15, Revenue from Contracts with Customers, effective January 1, 2017.

Diamond sales are recognized when the Company has satisfied its performance obligations of the sale and collection is reasonably assured.

As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and specials diamonds are subject to a bid process, upon a successful bid by the Company the fancies and specials diamonds will be included in inventories to be sold to the end-customer, and 51% of the bid amount will be paid to De Beers and capitalized to the cost of inventory. When De Beers is the successful bidder, the Company recognizes 49% of the bid price as revenue at the completion of the bid process, as De Beers receives the fancies and specials diamonds.

The Company utilizes a sales agent to facilitate the sale of rough and/or fancies and specials diamonds to the end-customer. The Company recognizes revenue when consideration has been received by the Company’s sales agent, which represents the completion of the performance obligation of the Company.

(e) Statement of cash flows

In January 2016, the IASB issued an amendment to International Accounting Standard 7 (“IAS 7”), Statement of Cash Flows. The amended standard introduced additional disclosure requirements for liabilities arising from financing activities. The amendment is effective for annual periods beginning on or after January 1, 2017. The adoption of the amendment to IAS 7 did not have an effect on the condensed consolidated interim financial statements for the current period.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments and/or estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. The key areas where judgements, estimates and assumptions have been made are summarized below.

i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)	Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets, the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at March 31, 2017 no indicator of an impairment in the carrying value of its mineral properties had occurred.

b)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels;
•	the ability to sustain ongoing production of ore; and
•	the ability to operate the plant as intended.

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

ii)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

At the date of authorization of the interim financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Payment (“IFRS 2”). IFRS 2 is effective for periods beginning on or after January 1, 2018 and is to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management is currently assessing the impact of the amendment to IFRS 2 on the consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on the consolidated financial statements along with timing of adoption of IFRS 9.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on-balance sheet. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Dermot Desmond, Bottin, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

The balances as at March 31, 2017 and December 31, 2016 were as follows:

	March 31,	December 31,
	2017	2016
Payable to the Operator of the GK Mine*	$ 1,395	$ 926
Payable to De Beers Canada Inc. for sunk cost repayment	47,007	-
Payable to International Investment and Underwriting	13	53
Payable to key management personnel	8	3

*included in accounts payable and accrued liabilities

The transactions for the three months ended March 31, 2017 and 2016 were as follows:

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
The total of the transactions:
Kennady Diamonds	$ 23	$ 23
International Investment and Underwriting	13	10
Remuneration to key management personnel	725	280
Sunk cost repayment to De Beers Canada Inc.	10,000	-
Pre-production sales to De Beers Canada Inc.	1,398	-
Diamonds purchased from De Beers Canada Inc.	3,264	-
Management fee charged by the Operator of the GK Mine	1,038	2,364

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2017 and 2016 were as follows:

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Consulting fees, director fees, bonus and other short-term benefits	$ 423	$ 263
Share-based payments	302	17
	$ 725	$ 280

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company has a consulting agreement with the President and CEO for his services in this capacity.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$ 209	$ 456	$ 467	$ 487	$ 1,619
Gahcho Kué Diamond Mine commitments	5,262	-	-	-	5,262
Trade and other payables	31,320	-	-	-	31,320
Loan facility - Principal*	58,769	248,858	167,147	-	474,774
Loan facility - Interest	34,282	44,632	17,098	-	96,012
Sunk cost repayment - principal	-	24,383	-	-	24,383
Sunk cost repayment - interest	-	26,501	-	-	26,501
Interest Rate Swap Contracts:
Outflows (inflows)	1,650	(137)	-	-	1,513
	$ 131,492	$ 344,693	$ 184,712	$ 487	$ 661,384

*In accordance with the terms of the Loan Facility at March 31, 2017, the Company was subject to maintaining a cash call reserve account balance in the amount of approximately US$27.9 million. As of March 27, 2017, the lenders provided a waiver and the amount is now to be funded by May 31, 2017. Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts estimated (Note 9 of the financial statements) of US$100.1 million in September 2017, and additional amounts of US$50.9 million and US$14.4 million at December 31, 2017 and March 31, 2018, respectively.

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risk that the development of the mine will not be consistent with the Company’s expectation;
▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of its joint venture partner;
▪	risks relating to complying with the covenants in our Loan Facility and the Company’s ability to negotiate further waivers and amendments from the lenders which may be required;
▪	risk of events of default occurring, under Loan Facility, and not being able to continue as a going concern;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to operating permits that are approved and/or issued;
▪	political and regulatory risks associated with mining, exploration and development;
▪	the ability to develop and operate the Company’s GK Mine on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;

▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange and the NASDAQ under the symbol MPVD.

At May 10, 2017, there were 160,173,833 shares issued, 2,630,000 stock options and 320,000 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

The Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the design of the Company's disclosure controls and procedures and internal controls over financial reporting as of March 31, 2017. As a result of the material weaknesses in our internal control over financial reporting, for our interim filings including our interim financial statements, the CEO and CFO have concluded that our disclosure controls and procedures were not effective as of March 31, 2017.

For the fiscal year ended December 31, 2016, management identified the following material weaknesses that existed in our internal control over financial reporting. As of March 31, 2017, these material weaknesses have not been remediated.

•	The design of management’s control in Gahcho Kué Project over the review of manual journal entries was inadequate. Specifically, management did not design controls to ensure that all manual journal entries were independently reviewed and approved for validity, accuracy and completeness. This control deficiency, which is pervasive in nature, did not result in any adjustments, however, there is a reasonable possibility that material misstatements of the consolidated financial statements will not be prevented or detected on a timely basis as a result.

•	The design of management’s control in Gahcho Kué Project over payroll changes was inadequate. Specifically, management did not design controls to ensure payroll changes were reviewed for validity, accuracy and completeness. This control deficiency, did not result in any adjustments to payroll costs capitalized to fixed assets in the financial statements, however, there is a reasonable possibility that material misstatements of the consolidated financial statements will not be prevented or detected on a timely basis as a result.

•	The design of management’s control in Gahcho Kué Project over supplies inventory was inadequate. Specifically, management did not design controls to ensure the completeness, existence and accuracy of supplies inventory. This control deficiency, resulted in adjustments to increase supplies inventory and decrease assets under construction. This control deficiency results in a reasonable possibility that a material misstatement of the consolidated financial statements would not be prevented or detected on a timely basis.

Remediation activities

Management began evaluating controls over inventory, payroll, and journal entry processing in order to determine changes we can make to enhance controls and compliance. We expect to continue our remediation efforts, including testing of operating effectiveness of new or improved controls for a reasonable period of time.

There has been no change in our internal control over financial reporting during the quarter ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.